CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
(Dollars in thousands, except per share data)	2019	2018	2019	2018
Basic Earnings Per Share
Net income	$2,695	$2,432	$7,821	$6,920
Weighted average common shares	2,742,350	2,742,242	2,742,278	2,742,242
Basic Earnings Per Share	$0.98	$0.88	$2.85	$2.52

Diluted Earnings Per Share
Net income	$2,695	$2,432	$7,821	$6,920
Weighted average common shares	2,742,350	2,742,242	2,742,278	2,742,242
Diluted Earnings Per Share	$0.98	$0.88	$2.85	$2.52